Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Historical Fiscal Year Ended
	2011	2010	2009	2008	2007
(Loss) income from continuing operations before income taxes, noncontrolling interests, distributions in excess of noncontrolling interest capital and (loss) gain on sale of noncontrolling interests in hotel properties	$(105,454)	$(263,903)	$(227,952)	$(279,352)	$26,100
Add (deduct):
Combined fixed charges and preferred dividends	120,665	142,931	151,459	146,338	147,343
Amortization of capitalized interest	1,438	1,547	1,354	799	290
Losses (earnings) from equity investees	9,215	(13,025)	(1,718)	(2,810)	(8,344)
Distribution from equity investees	1,080	1,444	10,099	805	6,049
Capitalized interest	(1,083)	(658)	(1,723)	(8,646)	(8,403)
Preferred dividends	(29,206)	(30,886)	(30,886)	(30,886)	(30,107)

Adjusted (losses) earnings	$(3,345)	$(162,550)	$(99,367)	$(173,752)	$132,928

Fixed charges:
Interest expense	82,726	87,421	91,531	$81,253	$87,654
Capitalized interest	1,083	658	1,723	8,646	8,403
Estimated interest component of rental expense	3,929	15,396	16,329	17,361	16,385
Amortization of deferred financing costs	3,721	8,570	10,990	8,192	4,794

Total fixed charges	$91,459	$112,045	$120,573	$115,452	$117,236

Plus preferred dividends	$29,206	$30,886	$30,886	$30,886	$30,107

Combined fixed charges and preferred dividends	$120,665	$142,931	$151,459	$146,338	$147,343

Deficiency of earnings to fixed charges	$(94,804)	$(274,595)	$(219,940)	$(289,204)	$—

Deficiency of earnings to combined fixed charges and preferred dividends	$(124,010)	$(305,481)	$(250,826)	$(320,090)	$(14,415)

Ratio of earnings to fixed charges	—	—	—	—	1.13

Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	—	0.90